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For Immediate Release

Bell acquires nationwide 700 MHz wireless spectrum licenses
Enables rapid expansion of advanced LTE broadband mobile services to rural communities, small towns and Canada’s North, and enhanced coverage in urban centres

MONTRéAL, February 19, 2014 – Bell today announced that it has secured the right to acquire significant 700 MHz spectrum assets in every provincial and territorial market in Industry Canada’s competitive spectrum auction. Bell will acquire 31 licences for $566 million for 480M MHz-POP of nationwide 700 MHz spectrum, in line with financial community expectations, bringing Bell’s total holdings across various spectrum bands to more than 4,200M MHz-POP nationally. Bell will fund its spectrum licensing payments to the federal government from available sources of cash.

“Bell’s accelerating success in wireless is built on the world’s fastest, most advanced mobile technology, LTE, which is powering next-generation broadband services like mobile TV and an infinite range of new mobile apps and media for consumers and business users,” said Wade Oosterman, President of Bell Mobility. “Bell already offers LTE service to 82% of the national population, and this new 700 MHz spectrum will help us take the network further: To towns, rural locations and remote communities across the country including Canada’s North.”

Bell’s LTE buildout plan will bring advanced mobile broadband services to more than 98% of Canada’s population, a national coverage footprint that will rival any in the world. The 2014 LTE build includes hundreds of Canadian communities – places like New Glasgow, Nova Scotia; Balmoral, New Brunswick; Chibougamau, Québec; Dryden, Ontario; Fort Simpson, Northwest Territories; and Marsh Lake, Yukon – as well as enhancement of urban and suburban LTE coverage. Working in partnership with Northwestel to execute the Modernization Plan for the North, Bell is committed to delivering advanced LTE to Canada’s territories in 2014.

Bell launched its first 4G mobile broadband network, HSPA+, in advance of the Vancouver 2010 Winter Olympic Games and it has since grown to cover more than 98% of the Canadian population. Bell quickly followed by launching super high speed LTE (Long Term Evolution) technology first in major Canadian cities like Toronto in September 2011, and the world-class broadband network now covers 82% of the population. For more information about Bell’s network leadership, please visit Bell.ca/Network.

About Bell
Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

Bell Let’s Talk
The Bell Let’s Talk mental health initiative is a national charitable program that promotes Canadian mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and significant funding for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jacqueline Michelis
(613) 785-1427
jacqueline.michelis@bell.ca
@Bell—News

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca